

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Lloyd C. Hillard, Jr.
President and CEO
Farmers Capital Bank Corporation
202 W. Main St.
Frankfort, KY 40602

Re: **Farmers Capital Bank Corporation**
        Registration Statement on Form S-1
        Filed April 24, 2012
        File No. 333-180911

Dear Mr. Hillard:

We have monitored your filing for the issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General

1. Please replace the references to "prospectus supplement" with "post-effective amendment" and make other appropriate revisions to reflect that no supplement will be used.

Prospectus Cover Page

2. Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

3. Revise the cover page to price the preferred and the warrant as they have no market and therefore cannot be offered at the market price. Make appropriate changes to the Underwriting section. In addition, disclose the exercise price of the warrant.

4. As a general rule, counsel's signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions. We note that counsel has not opined on the depositary shares. Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

5. Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

Prospectus Summary

6. Disclose whether you are current in your dividend payments on the preferred securities.

Securities to be Offered, page 1

7. Revise to provide full summary disclosure of the material terms of the offering with appropriately captioned subheadings that highlight such information in a reader friendly format. Refer to Rule 421(b) and (d) of Regulation C of the Securities Act (§230.421 of this chapter) for a description of plain English disclosure.

8. Revise under a new section entitled "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

9. Revise under a new section entitled "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

10. Disclose the dividend rate for the preferred stock.

Risk Factors, page 3

11. Disclose the risks related to this offering.

12. Please revise to add a risk factor regarding the Company's ability to pay dividends on the Preferred and disclose the general conditions under which dividends will be allowed.

Description of Warrant to Purchase Common Stock, page 8

13. Please remove or revise the second sentence that states the summary is not complete, as a summary, by its definition, does not contain all the details.

14. Please remove the third sentence which qualifies in its entirety the disclosure by reference to an exhibit to a Form 8-K filed January 13, 2009. You must disclose the material terms of the warrants in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel